Contact

www.linkedin.com/in/aatifawan
(LinkedIn)

Top Skills

Leadership
Venture Capital
Startups

Patents

USER-ACTIVITY-BASED ROUTING WITHIN A WEBSITE

Conveying service invocation information within multimodal conversation systems

Aatif Awan

Founder & Managing Partner at Indus Valley Capital
San Francisco Bay Area

Summary

Aatif Awan is the founder of Indus Valley Capital, the leading early-stage VC fund focused on Pakistan. Indus Valley has been the first institutional VC to back many category-leading startups including Bazaar, BridgeLinx, Markaz, Farmdar and Maqsad. Our portfolio startups have raised $270M+ in capital, more than a third of all funding raised by Pakistani startups in the last 3 years.

Previously, Aatif was VP Growth & International at LinkedIn and built the team that grew the network by half a billion members. Aatif also led the product integrations between LinkedIn and Microsoft after the $26B acquisition.

Experience

Indus Valley Capital

Founder & Managing Partner
February 2020 - Present (5 years 2 months)

I started Indus Valley Capital, an early stage venture capital fund focused on Pakistan, 5th largest country with 220M people & $350B GDP.

Investments & Boards include: Airlift, Bazaar, AimFit, BridgeLinx, Remotebase, Marham, Maqsad, COLABS.

We help founders with:

1. Quick Capital - We back startups early and are often the first money in. Our process takes only days to weeks, not months.

2. Product & Growth Expertise: Having built products and scaled them to hundreds of millions of users, we can help you do the same.

3. Investor Network: Our investors are successful founders and noted VCs who can guide you through any challenge.

www.indus.vc

LinkedIn
Vice President, Growth, International & Data Products
April 2011 - March 2018 (7 years)
San Francisco Bay Area

I have done five things during my seven years at LinkedIn:

1. Helped grow LinkedIn by nearly half a billion members and tens of billions of connections through a variety of Growth & Engagement strategies and products including Viral Growth, SEO, Onboarding, People You May Know, Email & Mobile notifications, Mobile App growth and Re-engagement.
2. Led LinkedIn's international expansion, including challenging markets like China, Germany and Japan. ~70% of LinkedIn's member base and engagement is from outside the US now.
3. Built the Data products team at LinkedIn consolidating dispersed initiatives into a strategic team focused on making the most out of LinkedIn's data providing insights to employees and members as well as powering products like Search, Feed, Jobs You May Be Interested In, Recruiter, Talent Insights and more.
4. Led the LinkedIn+Microsoft product integration strategy after Microsoft acquired LinkedIn, partnering closely with product leaders at both LinkedIn and Microsoft.
5. The most important thing I did which made all of the above possible was hiring and mentoring a world-class product team. I scaled the team from a single PM (me) to 32 PMs (who in turn led cross-functional teams totaling 400 people) and hired country managers for China, Germany and Japan.

Microsoft
5 years 10 months

Senior Program Manager (Bing)
October 2009 - March 2011 (1 year 6 months)

Built OneBox search experiences for queries about people, places or things, powering ~10% of Bing's search queries. Worked on challenging technical problems including entity extraction, disambiguation, and combining relevant content about entities into a cohesive experience.

Designed AB experiments and analyze large-scale data using Microsoft analog of Hadoop and Hive.

3 patents (pending) related to entity searches.

Program Manager II (Office Communications)
June 2005 - September 2009 (4 years 4 months)

Designed and shipped the online meetings join experience for Microsoft Lync.

Launched v1 of Microsoft Unified Communications API - a developer platform for enterprise messaging and collaboration apps.

3 patents for designing unique communications and conferencing protocols that powered innovative end-user features in Microsoft Lync.

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Education

University of Illinois at Urbana-Champaign
MS, Computer Science · (2003 - 2005)

Ghulam Ishaq Khan Institute of Engineering Sciences and Technology
BS, Computer Science & Engineering · (1998 - 2002)